SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of February, 2008

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________







                    Ryanair Update on Web System Changeover

Ryanair, today (Tuesday, 26th February 2008) continued to make significant progress on eliminating many of the software glitches involved in bedding down its new 'New Skies' reservations system, which is the background booking engine of www.ryanair.com. This process has given rise to some hours today when record bookings of over 20,000 per hour were taken, but also some hours when the internet access on www.ryanair.com was temporarily reduced resulting in less than 5,000 bookings being made.

Ryanair and its software supplier are continuing to work intensively to eliminate these bedding down issues, and we expect to continue to deliver improved internet access and faster booking speeds this evening and tomorrow.

The principal difficulty the website is encountering is the enormous surge of passengers a) who were unable to make bookings over the weekend and b) who are keen to get one of Ryanair's 1 million x 1 penny (tax inclusive) seats, which are available for travel on Tuesdays and Wednesdays in April, May and June.

Ryanair apologises to any passengers who have suffered inconvenience in attempting to access Ryanair.com over the last 24 hours, but wishes to assure all passengers that once this cut-over process has been completed this week, they can look forward to faster booking times, and Europe's guaranteed lowest airfares on www.ryanair.com.

Speaking today, Ryanair's Head of Communications, Peter Sherrard said:

        "We are continuing to make significant progress with the cut over to the New Skies system. However, we expect further bedding down problems over the next day or two and we ask all passengers to be patient with us, as we complete the largest ever software changeover undertaken by any airline, anywhere in the world."



ENDS.                                 Tuesday, 26th February 2008


For further information:

Peter Sherrard, Ryanair
Tel. +353-1-8121228

Pauline McAlester, Murray Consultants
Tel. +353-1-4980300


                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  26 February 2008

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director